RXO, INC.

11215 North Community House Road
Charlotte, North Carolina

August 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, NE
Washington, DC 20549

Attn:	Lily Dang and Karl Hiller
RE:	RXO, Inc.

Form 10-K for the Fiscal Year ended December 31, 2023

Filed February 13, 2024

File No. 001-41514

Dear Ms. Dang and Mr. Hiller:

This letter sets forth the response of RXO, Inc. (the “Company”, “we” or “us”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Registrant on August 6, 2024, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Registrant.

Form 10-K for the Fiscal Year ended December 31, 2023

Financial Statements

Note 15 - Commitments and Contingencies, page 67

1.	We note your disclosure indicating that you do not believe resolution of the matters described under this heading will have a material adverse effect on your results of operations, cash flows and financial position, although also stating that an unfavorable resolution could have a material adverse effect in any of these respects. You mention your obligation to indemnify XPO, Inc. from and against any liabilities, damages, costs, or expenses arising out of or resulting from misclassification claims involving your subsidiary RXO Last Mile, Inc. prior to the spin-off from XPO, Inc. You identify one instance in which the court ruled that your subsidiary had misclassified the plaintiff owner/operators as independent contractors when they should have been deemed employees, and that plaintiffs were granted partial summary judgment in that case.

Given your disclosure stating that you are unable to determine the amount of possible loss or range of loss, we believe that you should expand your disclosure to specify the amount of damages and penalties awarded in this instance and to quantify the amounts sought by plaintiffs in all related cases or to clarify if damages have not been quantified to comply with FASB ASC 450. Please also disclose when the claims were originally filed, identify the courts where claims are being pursued, describe the current status of the claims and if you have appealed or intend to appeal any ruling by the courts, disclose the timeframe and status of those proceedings. We also believe that you should more clearly convey your assessments regarding the likelihood of loss and whether you have accrued for loss.

Please submit the disclosure revisions that you propose to address the concerns outlined above and include for our review a summary of any related liabilities and loss accruals, including a roll-forward depicting all changes in each quarter over the last three fiscal years and the subsequent interim period; and if amounts have been accrued, identify the line items where this activity is reported. However, if you have not accrued for any loss related to the misclassification claims, provide us with the assessments that you performed of each claim based on the guidance in FASB ASC 450-20-55-12 and 16, and reconcile your view of the claims as having no merit with the findings of the court.

Response:

The Company respectfully acknowledges the Staff’s comment. We note that in the one instance in which the court ruled that our subsidiary had misclassified the plaintiff owner/operators as independent contractors when they should have been deemed employees, and plaintiffs were granted partial summary judgment in the case, the court did not award damages or penalties. Furthermore, the plaintiff neither specified damages sought nor proved damages. We disclosed that we were unable to determine the amount of the possible loss or range of loss to comply with ASC 450 based on these circumstances.

For all other misclassification cases, plaintiffs have not specified damages sought, no materially adverse ruling has occurred, and we believe that the claims are without merit. Moreover, these cases often take several years to litigate and we believe are immaterial to the Company. However, if a material loss in a case becomes reasonably possible, we will disclose, to the extent applicable, damages sought by plaintiffs, when the claim was originally filed, the courts where the claim is being pursued, the current status of the claim and appeal status.

We will enhance our disclosure in future filings to more clearly convey our assessment regarding the likelihood of loss and whether we have accrued for loss.

We respectfully advise the Staff that we had not accrued any losses related to the misclassification claims in the three fiscal years ended December 31, 2023; therefore, we have not included the requested rollforward. We did settle one case without admitting any liability as noted in our disclosure in our Quarterly Report for the three months ended June 30, 2024. In making our assessment under FASB ASC 450-20-55-12 and 16, no accrual was made for this instance prior to settlement as the plaintiff had not specified damages sought, the court had not assessed damages in its ruling, and the court had not ruled whether damages had been incurred.

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Settlement was reached without admitting liability in this instance for an immaterial amount to avoid further legal costs and litigation risk, although we believe we continued to have meritorious defenses. Similarly, no accrual was made in the other misclassification cases as we do not believe a loss is probable as the claims are without merit, the legal proceedings have not progressed to a court ruling that would suggest that a loss is probable and the plaintiffs have not specified damages sought, all of which does not allow us to reasonably estimate possible exposure. Notwithstanding the settlement we reached in the three months ended June 30, 2024, our experience with similar cases also supports our conclusion that a loss is not probable in the other misclassification cases.

Please see proposed revised disclosure below.

15. Commitments and Contingencies

We are involved, and will continue to be involved, in numerous proceedings arising out of the conduct of our business. These proceedings may include claims for property damage or personal injury incurred in connection with the transportation of freight, environmental liability, commercial disputes, and employment related claims, including claims involving asserted breaches of employee restrictive covenants. These matters also include several class action and collective action cases involving claims that the contract carriers with which we contract for performance of delivery services, or their delivery workers, should be treated as employees, rather than independent contractors (“misclassification claims”). Plaintiffs in such cases ~~and~~ may seek substantial monetary damages (including claims for unpaid wages, overtime, unreimbursed business expenses, deductions from wages, penalties and other items), injunctive relief, or both.

We establish accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount accrued, we assess whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, we disclose the estimate of the possible loss or range of loss if it is material and an estimate can be made, or disclose that such an estimate cannot be made. The determination as to whether a loss can reasonably be considered to be possible or probable is based on our assessment, together with legal counsel, regarding the ultimate outcome of the matter.

We believe that we have adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. We do not believe that the ultimate resolution of any matters to which we are presently a party will have a material adverse effect on our results of operations, cash flows and financial position. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our results of operations, cash flows and financial position. Legal costs incurred related to these matters are expensed as incurred.

We carry liability and excess umbrella insurance policies that are deemed sufficient to cover potential legal claims arising in the normal course of conducting our operations as a transportation company. The liability and excess umbrella insurance policies generally do not cover the misclassification claims described in this note. In the event we are required

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to satisfy a legal claim outside the scope of the coverage provided by insurance, our results of operations, cash flows or financial position could be negatively impacted.

Our last mile subsidiary is involved in several class action and collective action cases involving misclassification claims. The misclassification claims related solely to our last mile business, which operated as a wholly owned subsidiary of XPO until the spin-off of RXO was completed.

As of November 1, 2022, pursuant to the Separation and Distribution Agreement between XPO and RXO, the liabilities of XPO’s last mile subsidiary, including legal liabilities, if any, related to the misclassification claims, were spun-off as part of RXO. Pursuant to the Separation and Distribution Agreement, RXO has agreed to indemnify XPO for certain matters relating to RXO, including indemnifying XPO from and against any liabilities, damages, costs, or expenses incurred by XPO arising out of or resulting from the misclassification claims.

In one of the misclassification claims, Muniz v. RXO Last Mile, Inc., we recently reached an agreement to settle the matter for an immaterial amount without admitting any liability. We have accrued the full amount of the settlement, which still requires court approval. ~~the court has granted plaintiffs partial summary judgment and determined our last mile subsidiary misclassified the plaintiff owner/operators as independent contractors when they should have been deemed employees. We are vigorously defending ourselves in this matter and believe we have a number of meritorious defenses, and there are unresolved questions of law and fact that could be important to the ultimate resolution of this matter.~~

We continue to believe the other misclassification claims~~, including Muniz v. RXO Last Mile, Inc.,~~ are without merit and we intend to defend the Company vigorously in these matters. We do not believe that the incurrence of a loss is probable at this time and, accordingly, we have not accrued for any losses in these matters. Further, the plaintiffs have not quantified damages sought in the other misclassification claims and we are unable at this time to determine the amount of the possible loss or range of loss, if any, that we may incur as a result of these matters.

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If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact me at (980) 308-6058.

Very truly yours,

/s/ James E. Harris
James E. Harris
Chief Financial Officer

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